CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

April 30, 2009

DORATO RESOURCES INC.

April 30, 2009

INDEX

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders’ Equity

Notes to the unaudited Consolidated Financial Statements

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not performed a review of these unaudited consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

For further information, please contact:

Michael W. Kinley, Chief Financial Officer

Tel:

(604) 408-7488

Fax:

(604) 408-7499

DORATO RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

AS AT APRIL 30, 2009

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

	April 30, 2009	January 31, 2009
		(audited)
ASSETS

Current
Cash and cash equivalents	$ 3,917,632	$ 826,445
Accounts receivable	88,854	78,489
Prepaid expenses	120,699	105,205

	4,127,185	1,010,139

Due from related parties (Note 8)	804,803	808,700
Property and equipment (Note 4)	63,112	72,884
Exploration advances	7,773	11,821
Mineral property interests (Note 5)	15,778,422	14,108,773

	$ 20,781,295	$ 16,012,317

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 170,972	$ 191,328
Due to related parties (Note 8)	13,126	152,711
	184,098	344,039

Shareholders’ equity
Capital stock (Note 6)	29,553,262	24,714,553
Contributed surplus (Note 6)	2,811,152	1,901,341
Accumulated other comprehensive loss	(2,372,622)	(2,641,641)
Deficit accumulated during the development stage	(9,394,595)	(8,305,975)

	20,597,197	15,668,278

	$ 20,781,295	$ 16,012,317

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Anton Drescher”(signed)	Director
Mr. Keith Henderson		Mr. Anton Drescher

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED APRIL 30

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

	2009	2008

Expenses
Amortization	$ 3,362	$ 1,084
Consulting fees (Note 8)	599,081	11,441
Investor relations	110,915	-
Office and miscellaneous	51,429	37,246
Professional fees	36,742	62,699
Regulatory	6,060	27,691
Travel and promotion	10,736	22,988
	(818,325)	(163,149)

Other items
Loss on foreign exchange	(270,295)	-
Interest income	-	57,268
	(270,295)	57,268

Net loss for the period	(1,088,620)	(105,881)

Other comprehensive loss
Foreign currency translation adjustment	269,019	(5,434)
Comprehensive loss for the period	$ (819,601)	$ (111,315)

Basic and fully diluted loss per share	($0.03)	($0.01)

Weighted average number of shares outstanding	42,017,126	9,899,247

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED APRIL 30

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

	2009	2008

Operating Activities
Net loss for the period	$ (1,088,620)	$ (105,881)
Add items not affecting cash:
Amortization	3,362	1,084
Stock-based compensation	485,472
Changes in non-cash items:
Accounts receivable	(10,365)	(4,509)
Accounts payable and accrued liabilities	24,167	140,892
Due to/from related parties	(135,688)	-
Prepaid expenses	(15,494)	(107,917)
Cash Used in Operating Activities	(737,166)	(76,331)

Financing Activities
Issuance of capital stock	4,756,800	4,730,332
Share issuance costs	(415,629)	(22,187)
Cash Provided by Financing Activities	4,341,171	4,708,145

Investing Activities
Exploration advances	4,048	(222,615)
Mineral property interests	(748,125)	(2,449,883)
Purchase of equipment	(3,072)	(4,682)
Cash Used in Investing Activities	(747,149)	(2,677,180)

Effect of foreign currency translation	234,331	(5,434)

Increase in cash and cash equivalents	3,091,187	1,949,200
Cash and cash equivalents, beginning of period	826,445	5,851,179

Cash and cash equivalents, end of period	$ 3,917,632	$ 7,800,379
Cash and cash equivalents consist of:
Cash	$ 3,917,632	$ 182,522
Term Deposits	-	7,617,857
	$ 3,917,632	$ 7,800,379
Supplemental cash flow information
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited – Prepared by Management)

(Expressed in United States dollars)

	Number of Shares Issued	Capital Stock Amount	Contributed Surplus	Shares Subscribed	Accumulated Other Comprehensive Income	Deficit	Total

Balance - January 31, 2008	6,818,187	$ 6,512,234	$ -	$ 5,337,680	$ 10,310	$ (5,736,462)	$ 6,123,762

Shares issued for cash
Private placement	18,500,000	12,564,615	-	(5,337,680)	-	-	7,226,935
Property acquisition	12,850,000	5,672,976	-	-	-	-	5,672,976
Share issue cost	-	(35,272)	-	-	-	-	(35,272)
Stock-based compensation	-	-	1,901,341	-	-	-	1,901,341
Currency translation adjustment	-	-	-	-	(2,651,951)	-	(2,651,951)
Loss for the year	-	-	-	-	-	(2,569,513)	(2,569,513)
Balance - January 31, 2009	38,168,187	24,714,553	1,901,341	-	(2,641,641)	(8,305,975)	15,668,278

Shares issued for cash
Private placement	12,000,000	4,756,800	-	-	-	-	4,756,800
Shares issue costs	-	(415,629)	-	-	-	-	(415,629)
Shares issued for non-cash
Property acquisition	1,650,000	913,917	-	-	-	-	913,917
Agent’s compensation issue costs	100,000	39,640	-	-	-	-	39,640
Share issue costs	-	(456,019)	416,379	-	-	-	(39,640)
Stock-based compensation	-	-	493,432	-	-	-	493,432
Currency translation adjustment	-	-	-	-	269,019	-	269,019
Loss for the period	-	-	-	-	-	(1,088,620)	(1,088,620)
Balance – April 30, 2009	51,918,187	$ 29,553,262	$ 2,811,152	$ -	$ (2,372,622)	$ (9,394,595)	$ 20,597,197

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED APRIL 30, 2009 AND 2008

(Unaudited – Prepared by Management)

(Expressed in United States dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in the current year, the Company is engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007.  The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses (2009 - $1,088,620 – year ended January 31, 2009 - $2,569,513), has working capital of $3,943,087 (January 31, 2009 – $666,100), has a deficit of $9,394,595 (January 31, 2009 of $8,305,975) at April 30, 2009, has limited resources, no source of operating cash flow and no assurances that sufficient funding will continue to be available to conduct further exploration and development of its mineral property interests.

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing.  Future capital requirements will depend on many factors including the Company's ability to execute its business plan.  The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions.  Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests.  The recoverability of amounts shown for mineral properties is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral property interests do not reflect current or future values.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted  accounting principles (“GAAP”).

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru in 2007. All significant intercompany balances and transactions were eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  Significant areas requiring the use of estimates include accruals of liabilities, rates of amortization, impairment and recoverability of mineral property interests, amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Foreign currency translation

The Company’s functional currency is the Canadian dollar. The accounts of subsidiaries, which are integrated operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non- monetary assets and liabilities are translated using historical rates of exchange.  Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings.  Exchange gains and losses are included in the statement of operations.

The Company uses the current rate method to translate from the functional currency to its reporting currency, the United States dollar, whereby all assets and liabilities are translated into United States dollar equivalents at the rate of exchange at the balance sheet date.  Revenue and expenses are translated into United States dollar equivalents at the average rate of exchange throughout the year.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents consists primarily of cash on deposit and guaranteed investment certificates (“GIC”) that are readily convertible into known amounts of cash within three months or less from the date of acquisition.

Amortization

Amortization of property and equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment

-

25% - 30%

Office equipment

-

10% - 25%

           Leasehold improvements          -        straight-line over the lease term

Additions during the year are amortized at one-half the annual rates.

Mineral property interests and deferred exploration costs

The Company records its interests in mineral properties and deferred exploration costs initially at cost.  All costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property upon commencement of production.  Proceeds from mineral property interests sold will be credited against the cost of the property.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations, and exploration and development costs incurred. The recorded amount does not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production, or realize proceeds from disposition.

All deferred property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value. From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Revenue recognition

Interest income is recorded as earned at the effective rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.  Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against the excess.

Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced or issued, and any excess is allocated to warrants.

Capital disclosures

In February 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.  The new section is effective for the Company for the year commencing February 1, 2008.  Other than the additional disclosure in note 12, the adoption of this section has had no impact on the Company’s consolidated financial statements.

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income.  Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders.  Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income or loss calculated in accordance with Canadian GAAP.

#

Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in note 3.

Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The new section is effective for the Company on February 1, 2008. As a result of this standard, additional disclosure regarding going concern has been included in note 1.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The effective date for the Company is for the year commencing February 1, 2011.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2011 and earlier where applicable.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for years beginning on or after February 1, 2009.  The Company believes the adoption of this new section has had no significant impact on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee ("EIC") of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The Company believes the adoption of this new section has had no significant impact on its consolidated financial statements.

EIC-174, Mining Exploration Costs

In March 2009, the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company believes the adoption of this new section has had no significant impact on its consolidated financial statements.

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held for trading; accounts receivable and amounts due from related parties as loans and receivables; and accounts payable and accrued liabilities, and amounts due to related parties as other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian financial institutions with strong investment-grade ratings by a primary ratings agency.  The Company has no asset backed securities.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to financial assets:

	April 30, 2009	January 31, 2009 (audited)
Cash	$ 3,917,632	$ 826,445
Accounts receivable	$ 88,854	$ 78,489
Due from related parties	$ 856,896	$ 808,700

The Company’s cash at April 30, 2009 consists of $3,869,245 in Canada and $48,387 in Peru. Concentration of credit risk exists with respect to the Company’s Canadian cash and cash equivalents as all amounts are held at a single major Canadian financial institution.  Credit risk with regard to cash held in Peru is mitigated as the amount held in Peru is only sufficient to cover short-term requirements. With respect to receivables at April 30, 2009, the Company is not exposed to significant credit risk as the majority are from governmental agencies or related parties.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements; however, at April 30, 2009, the cash balance of $3,917,632 may be insufficient to meet the needs for the coming year.  Therefore, the Company will likely be required to raise additional capital or sell one or more mineral property interest in order to fund its operations in 2010. At April 30, 2009, the Company had accounts payable and accrued liabilities, and amounts due to related parties of $184,098 (January 31, 2009 - $344,039), which are all payable within six months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises four types of risk: interest rate risk, foreign currency risk, commodity price risk and other price risk.

i.

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and  a GIC (2008) that earn interest at variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of April 30, 2009.

Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a material effect on interest income.

ii.

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary financial instruments and other assets are denominated in Peruvian soles.  The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the minimal amount of cash held in Peru.  The Company’s sensitivity analysis suggests that a consistent 5% change in the absolute rate of exchange in Peruvian soles, the foreign currency for which the Company has monetary assets employed, would net assets and foreign exchange gain (loss) by approximately $140,000.

iii.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk or commodity price risk.  The Company has no financial instruments exposed to such risk.

4.

PROPERTY AND EQUIPMENT

	April 30, 2009			January 31, 2009 (audited)
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 11,121	$ 3,076	$ 8,045	$ 12,767	$ 2,596	$ 10,171
Office equipment	45,871	2,554	43,317	49,232	971	48,261
Leasehold Improvement	13,708	1,958	11,750	15,737	1,285	14,452
	$ 70,700	$ 7,588	$ 63,112	$ 77,736	$ 4,852	$ 72,884

5.

MINERAL PROPERTY INTERESTS

	Central Zone	North Zone	South Zone	Total
Balance, January 31, 2008	$ 473,610	$ -	$ -	$ 473,610

Acquisition costs:
Cash payments	2,543,785	343,215	397,960	3,284,960
Common shares issued	4,201,445	689,113	253,985	5,144,543
Deferred exploration costs:
Incurred during the year:
Field expenses	2,304,279	-	-	2,304,279
IGV	580,494	-	-	580,494
Land maintenance & tenure	307,634	-	-	307,634
Personnel	775,858	-	-	775,858
Public relations	100,501	-	-	100,501
Survey and mapping	703,833	-	-	703,833
Travel	433,061	-	-	433,061
Total expenditures for the year	11,950,890	1,032,328	651,945	13,635,163

Balance, January 31, 2009	12,424,500	1,032,328	651,945	14,108,773

Acquisition costs:
Cash payments	268,053	15,934	24,931	308,918
Common shares issued	534,397	116,100	276,133	926,630
Deferred exploration costs:
Incurred during the period:
Field expenses	234,771	-	-	234,771
IGV	46,151	-	-	46,151
Land maintenance & tenure	-	-	-	-
Personnel	87,543	-	-	87,543
Public relations	52,093	-	-	52,093
Survey and mapping	1,763	-	-	1,763
Travel	11,780	-	-	11,780
Total expenditures for the period Balance, April 30, 2009	1,236,551	132,034	301,064	1,669,649
	$ 13,661,051	$ 1,164,362	$ 953,009	$ 15,778,422

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements.  These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

Property Acquisitions

During the year ended January 31, 2008, the Company entered into five option agreements to earn a 100% interest in 70 mineral mining concessions located in Peru (the “Mineral Claims”), and for which Canadian regulatory approval was received on April 24, 2008.  Peruvian Government approval is required for the exercise of the undernoted option agreements, and is in the process of being obtained. The Mineral Claims together comprise the Cordillera del Condor Copper – Gold Project. As consideration for the Mineral Claims, the Company agreed to issue 15,500,000 common shares in stages and pay a total of  $4,220,000 as follows:

i)

Vicmarama Property

On October 18, 2007, the Company has the option to earn 100% interest in these 18 mineral claims located in Peru, comprising an aggregate of 16,158 hectares in consideration of issuance of 750,000 common shares (500,000 shares issued) and $250,000 (paid).  The remaining 250,000 shares must be issued on or before October 18, 2009. The claims are included in the Central Zone, North Zone and South Zone.

ii)

Maravilla Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares in consideration of issuance 1,250,000 common shares (issued) and $300,000 (paid).  The claims are included in the Central Zone, North Zone and South Zone.

iii)

Lahaina 1 Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares in consideration of issuance 3,400,000 common shares (issued) and $270,000 (paid).  The claims are included in the Central Zone and North Zone.

iv)

Lahaina 2 Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares in consideration of issuance 1,500,000 common shares (750,000 shares issued) and $400,000 (paid).  The remaining 750,000 shares must be issued on or before October 18, 2009. The claims are included in the North Zone and South Zone

v)

Afrodita Property

On October 18, 2007, the Company entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita (“Afrodiata’) in return for the issuance of 3,000,000 common shares (3,000,000 shares issued) and the payment of $8,000,000 payable over thirty-six months following October 18, 2007 ($2,000,000 paid). On November 4, 2008, the Company amended its original option agreement. Under the Amended Agreement, the Company is now required to pay $3,000,000 and issue 8,600,000 common shares (issued). As at April 30, 2009, the Company has paid $2,500,000 plus an additional $270,000 for legal costs. The remaining $500,000 must be paid by December 23, 2009. These concessions are all within the Central Zone.

Royalty Option Agreement

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation (“Franco-Nevada”). The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its Taricori and surrounding land packages covering approximately 152 square kilometers along the southern extension of Aurelian Gold’s Fruta del Norte structural trend as it enters Peru.  During the three months ended April 30, 2009, the Company amended the royalty agreement with Franco-Nevada to expand the size of the mineral property interests to which the Franco-Nevada royalty will apply to 417 square kilometres. The material terms of the Royalty Option Agreement are as follows:

      The Option will expire the sooner of : (a) the expiration or termination of the concessions or other property comprising the EL Tambo and surrounding land packages or (b) sixty days following a decision to construct a mine;
      The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
      The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
      The Option may be exercised at a purchase price equal to the Royalty Net present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 71/2% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any ARO’s as of April 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

Unlimited number of common shares without par value.

During the three months ended April 30, 2009, the Company:

i)

closed a private placement through the issuance of 12,000,000 units at a price of CAD$0.50 per unit for total gross proceeds of CAD$6,000,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each warrant entitling the holder to purchase one common share of Company at a price of CAD$0.65 per share until March 31, 2011.  If the volume weighted average closing price of the Company’s common shares in the TSX Venture Exchange exceeds CAD$2.00 for a period of 20 consecutive trading days after July 31, 2009, the Company may provide, in writing, notice to each of the holders of such Warrants, within 30 days of such occurrence, that the Warrants will expire on the 30th day following such notice. In connection with the Offering, the Agent received a cash commission equal to 7% of the total gross proceeds raised in the Offering and an aggregate of 1,200,000 agent’s warrants, each of which is exercisable to purchase one common share of the Company at CAD$0.70 per share until March 31, 2011.  In addition, the Agent received a corporate finance fee of 100,000 units under the same terms and conditions described above; and,

ii)

issued 1,650,000 common shares for mineral properties valued at CAD$0.67 per share for a total of CAD$1,105,500 (USD913,917).

During the year ended January 31, 2009, the Company:

i)

completed a non-brokered private placement for the total proceeds of CAD$10,200,000 (USD$10,157,160) through the issuance of 17,000,000 shares at a price of CAD$0.60 per share;

ii)

issued 4,150,000 common shares for mineral properties valued at CAD$0.60 per share for a total of  CAD$2,490,0000 (USD2,479,542);

iii)

completed a non-brokered private placement with Franco-Nevada Corporation for 1,500,000 common shares at a price of CAD$1.70 per common share for gross proceeds of CAD$2,550,000 (USD2,407,455).  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years;

iv)

issued 4,000,000 common shares for mineral properties valued at CAD$0.485 per share for a total of  CAD$1,940,0000 (USD1,643,374); and,

v)

issued 4,700,000 common shares for mineral properties valued at CAD$0.40 per share for  a total of CAD$1,880,000 (USD 1,550,060).

7.

STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of April 30, 2009 and January 31, 2009, and changes during the period ended on those dates is presented below:

	Three months ended April 30, 2009		Year ended January 31, 2009 (audited)
	Number of Options	Weighted Average Exercise Price CAD$	Number of Options	Weighted Average Exercise Price CAD$
Options outstanding, beginning:	3,600,000	$1.09	-	$ -
Granted	1,550,000	$0.60	3,600,000	$1.09
Cancelled/Expired	(217,500)	$1.25	-	$ -
Options outstanding, ending:	4,932,500	$0.74	3,600,000	$1.09

Stock options outstanding are as follows:

	Three months ended April 30, 2009			Year ended January 31, 2009 (audited)
Expiry Date	Exercise Price (CAD$)	Number of Options	Exercisable at Period End	Exercise Price (CAD$)	Number of Options	Exercisable at Year End
May 23, 2010	$1.40	2,412,500	2,412,500	$1.40	2,412,500	2,412,500
June 20, 2010	-	-	-	$1.40	187,500	93,750
January 7, 2011	$0.30	970,000	970,000	$0.30	1,000,000	973,750
April 9, 2011	$0.60	1,550,000	1,550,000	-	-	-
		4,932,500	4,932,500		3,600,000 0	3,480,000

Stock-based compensation

During the three months ended April 30, 2009, the Company granted 1,550,000 (2008 – Nil) stock options with a fair value of  $493,431 (2008 - $Nil) or Cdn$0.50 (2008 - $Nil) per option, calculated using the Black-Scholes option pricing model.  The stock-based compensation was allocated $421,804 to consulting, $63,668 to investor relations, and $7,959 to mineral properties.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	April 9, 2009 grant	Year ended January 31, 2009 grants
Risk-free interest rate	1.12%	2.48%
Expected life of options/warrants	2 years	2 years
Annualized volatility	131.11%	104.83%
Dividend rate	0.00%	0.00%

Warrants

Warrants transactions are summarized as follows:

	April 30, 2009		January 31, 2009 (audited)
	Number of Warrants	Weighted Average Exercise Price (CAD$)	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, beginning of the period	-	$ -	-	$ -
Issued during the period	7,250,000	$ 0.66	-	$ -
Exercised	-	$ -	-	$ -

Balance, end of period	7,250,000	$ 0.66	-	$ -

At April 30, 2009, warrants were outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date
6,050,000	$0.65	March 31, 2011
1,200,000	$0.70	March 31, 2011
7,250,000

8.

RELATED PARTY TRANSACTIONS

During the three months ended April 30, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fees of $48,371(2008 - $7,461) to companies related to directors, not including stock-based compensation.

b)

Paid or accrued consulting fees of $17,677 (2008 - $Nil) to an officer and directors.

c)

  Paid or accrued exploration expenditures of $52,093 (2008 - $37,433), office and administration expenses of $15,253 (2008 - $958), consulting expenses of $27,651 (2008 -$Nil), travel expenses of $6,044 (2008 - $9,123) and investor relation expenses of $878 (2008 - $Nil) to two companies with officers in common.

d)

Due to related parties of $13,126 (January 31, 2009- $152,711) is owed to a company with common officers for reimbursement of consulting, investor relations and deferred exploration costs.  Amounts due from related parties includes $803,327 (January 31, 2009 - $808,700) is owed from a companies with common directors and officers and $3,632 (2008 - $Nil) is owned from a company with two common officers. The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the three months ended April 30, 2009 and 2008:

	2009	2008
Net Income (loss) for the period	$ (1,088,620)	$ (273,121)

Expected income tax recovery	$ (324,320)	$ (93,000)

Temporary differences	(20,939)	-
Permanent differences	143,376	-
Change in temporary differences	(92,052)	-
Reduction in future income taxes resulting from statutory rate reduction	31,905	16,100
Difference in tax rates of other jurisdictions	-	6,100
Unrecognized benefit of non-capital losses	262,030	70,800
	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	April 30, 2009	January 31, 2009 (audited)
Non-capital losses	$ 468,562	$ 265,343
Mineral properties	(10,700)	(8,340)
Share issue costs	85,722	6,173
Equipment	(1,892)	(2,161)
	541,692	261,015

Valuation allowance	(541,692)	(261,015)
	$ -	$ -

The Company has available for deduction against future taxable income in Canada non-capital losses of approximately Cdn$1,549,000.  These losses, if not utilized, will expire through to 2030. Subject to certain restrictions, the Company has exploration and development expenditures of approximately $12,300,000 available to reduce future Canadian income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the three months ended April 30, 2009, the Company issued 1,650,000 shares valued at CAD$0.67 towards the acquisition of the properties in Peru, for a total value of $913,917.

Non-cash transactions	April 30, 2009	April 30, 2008
Shares issued to acquire mineral properties	$ 913,917	$ 2,479,542
Shares issued as agent commission	$ 39,640	$ -
Accounts payable included in resource property expenditures	$ 85,089	$ 86,411

11.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	April 30, 2009			January 31, 2009 (audited)
	Canada	Peru	Total	Canada	Peru	Total
Cash	$ 3,869,245	$ 48,387	$ 3,917,632	$ 709,702	$ 116,743	$ 826,445
Mineral property interests	-	15,726,329	15,726,329	-	14,108,773	14,108,773
Other assets	112,607	1,024,727	1,137,334	92,701	984,398	1,077,099

Total assets	$ 3,981,852	$ 16,799,443	$ 20,781,295	$ 802,403	$ 15,209,914	$ 16,012,317

12.

CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the three months ended April 30, 2009. The Company is not subject to externally imposed capital requirements

13.

SUBSEQUENT EVENTS

Subsequent to April 30, 2009:

i)

62,500 stock options were exercised at Cdn$0.30 per share for the total proceeds of Cdn$18,750; and,

ii)

The Company granted 250,000 stock options exercisable at Cdn$0.60 with an expiry date June 10, 2011 to a director

14.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s presentation.